Exhibit 99.1

SMX Unveils Four-Layer Digital Platform for Plastics,

Connecting Physical Material to Digital Passports, Markets and Credits

From Material to Passport to Market to Credit:

SMX Opens Global Client Experience and Free Trial Allowing Companies to Mark, Verify and Certify Their Own Plastic

NEW YORK CITY, NY / ACCESS Newswire / September 8, 2026 / SMX (Security Matters) PLC (NASDAQ: SMX; SMXWW) today unveiled the plastics application of its four-layer Digital Material Passport Platform (DMPP), designed to connect physical plastic with persistent digital identity, verified lifecycle data, real-world material markets and plastic circularity credits.

The platform brings together four connected layers:

Material → Passport → Market → Credit

The announcement represents the next stage of SMX’s plastics strategy, connecting the Company’s molecular marking technology with Digital Material Passports, material verification, trading infrastructure and circularity credits within one integrated architecture.

The objective is to give plastic something it has historically lacked: a persistent identity and verifiable memory capable of surviving multiple lives.

It also builds directly on SMX’s previously announced Digital Material Passport and real-world asset infrastructure, designed to connect identifiable physical materials with secure digital records and enable materials to become verified, traceable and potentially tradable assets.

Related SMX announcement:

[SMX Announces Launch of Its Digital Material Passport Platform, Enabling Real-World Asset Tokenisation and Global Material Traceability – April 6, 2026]

THE AGE OF PARITY: WHEN RECYCLED PLASTIC BECOMES ECONOMIC INFRASTRUCTURE

SMX has described the structural change taking place across global plastics markets as the Age of Parity — an environment in which the historical economic gap between virgin and recycled plastic is narrowing and, under certain market conditions, can reverse.

For decades, virgin plastic derived from oil and gas benefited from predictable feedstock economics, established infrastructure and scale. Recycled plastic, by contrast, often carried additional costs associated with collection, sorting, processing, quality control and verification.

That equation is changing.

The Company believes that energy and feedstock volatility, geopolitical instability, tariffs, regulatory requirements, supply-chain disruption and growing demand for material efficiency are changing the economics of plastic.

SMX has previously illustrated this shift using projected market scenarios in which combined energy and regulatory pressures could move virgin plastic toward approximately $1,840 per ton compared with recycled plastic near $1,430 per ton, potentially creating a 20–25% cost advantage for recycled material.

But economics alone do not solve the problem.

The market still needs proof.

Recycled plastic needs to be identifiable. Recycled content needs to be substantiated. Its lifecycle needs to be traceable. And circularity outcomes need to be capable of being independently verified.

That is the infrastructure SMX is building.

Related SMX announcements:

●	[The Age of Parity – May 8, 2026]
●	[The New Age of Parity: The Way to a Global Standard of Plastic with SMX – May 14, 2026]
●	[SMX: The Age of Parity Is Permanent – And Certified Recycled Plastic Has Emerged as Its Economic Outcome – June 22, 2026]

FOUR LAYERS: FROM PHYSICAL PLASTIC TO DIGITAL VALUE

1. MATERIAL — Give Plastic a Persistent Identity

SMX’s molecular technology embeds an invisible identity directly into plastic.

That identity is designed to remain associated with the material as it moves through production, manufacturing, use, collection, sorting, recycling and reuse.

Rather than attempting to reconstruct the history of plastic after the event through documentation alone, SMX’s approach starts with the physical material itself. The plastic carries the identity.

2. PASSPORT — Turn Physical Identity into Trusted Data

The physical identity is connected to SMX’s Digital Material Passport Platform, creating a digital record associated with the underlying plastic.

Depending on the application, that record can include information relating to origin, composition, recycled content, chain of custody, manufacturing history, lifecycle events, sorting, recycling and reuse.

Each verified event can contribute to the material’s digital memory, creating a continuing connection between physical plastic and the information used to describe it.

SMX believes this physical-to-digital connection is increasingly important as Digital Product Passports move from regulatory concept toward operating infrastructure and companies face greater requirements to substantiate material, sourcing, recycled-content and sustainability claims.

Related SMX announcement:

[Digital Product Passports Move From Concept to Reality, SMX Brings Physical Materials Into the Digital Economy – August 27, 2026]

3. MARKET — Turn Verified Recycled Plastic into a Tradable Real-World Asset

Once plastic can be physically identified and its attributes verified, that information can become commercially relevant.

SMX is developing the trading layer of its platform to support an environment in which verified recycled plastic can potentially be transacted based on authenticated attributes including material type, provenance, recycled content, lifecycle history and other verified characteristics.

This connects directly to SMX’s broader real-world asset infrastructure.

Rather than a digital asset being created independently of the physical world, SMX begins with an identifiable physical material and connects it to trusted digital evidence.

For recycled plastics, this can create an important commercial distinction.

A buyer is no longer being asked simply to accept a claim that plastic is recycled.

The infrastructure is designed to provide evidence linked to the plastic itself.

That ability to prove what material is, where it came from and what has happened to it could become increasingly valuable as recycled and virgin plastics move further into the Age of Parity.

4. CREDIT — TURN VERIFIED CIRCULARITY INTO DIGITAL VALUE

The fourth layer is designed to convert verified circular activity into a measurable economic outcome.

Where plastic is physically identified and its recycling, reuse or other qualifying circularity outcome is verified, the resulting data can provide the foundation for a Plastic Circularity Credit linked to evidence from the underlying physical material.

This creates the potential for two distinct markets supported by the same verification infrastructure:

the trading of verified recycled plastic itself; and

the trading of verified circularity credits associated with eligible recycling and reuse outcomes.

SMX intends for the trading and credit infrastructure to be developed in accordance with applicable regulatory, financial-market and exchange requirements relevant to the jurisdictions and markets in which such instruments may ultimately operate.

The principle is straightforward:

Mark the plastic.

Build its passport.

Verify its next life.

Trade the material.

Recognise the circular value.

FROM PLASTIC WASTE TO A VERIFIABLE REAL-WORLD ASSET

The four-layer plastics platform brings together two themes SMX has been developing throughout 2026.

The first is the Age of Parity — the changing economics that can make recycled plastic an increasingly important industrial resource rather than simply an environmental alternative.

The second is SMX’s real-world asset infrastructure — connecting physical materials to persistent digital identities so that their attributes, history and value can potentially move with them into digital markets.

Plastic brings those two concepts together. As recycled plastic becomes increasingly relevant economically, the ability to prove its composition, origin, recycled content and lifecycle becomes more valuable.

SMX’s platform is designed to provide that evidence.

The result is an infrastructure in which plastic can potentially carry two forms of value:

●	the economic value of the verified material itself; and
●	the economic value associated with a verified circularity outcome.

SMX believes that connection between physical material, trusted data and economic value can help transform plastic from an anonymous commodity moving through fragmented supply chains into an identifiable, measurable and commercially useful real-world asset.

SMX OPENS GLOBAL CLIENT EXPERIENCE AND FREE PLASTIC TRIAL

To accompany the announcement, SMX is inviting companies globally to experience the plastics platform directly.

The program will provide participants with a virtual client experience of SMX’s four-layer plastics platform, demonstrating the journey from physical molecular marking through Digital Material Passport creation, verification, market infrastructure and potential circularity-credit generation.

SMX will also offer participating companies the opportunity for a free trial using their own plastic material, enabling them to experience the marking, authentication and certification process directly.

The invitation is open to organisations across the global plastics value chain, including polymer producers, converters, packaging manufacturers, consumer brands, retailers, recyclers, waste-management companies, manufacturers, industry groups and other organisations seeking stronger evidence of material provenance, recycled content and circularity.

Companies interested in participating in the SMX Plastics Client Experience and free trial are invited to contact:

info@securitymattersltd.com

FROM MATERIAL TO VALUE

SMX’s four-layer plastics platform is built around a fundamental proposition:

Plastic should be able to prove what it is, where it has been and what has happened to it.

Once that becomes possible, a Digital Material Passport can move beyond documentation and become part of the commercial infrastructure supporting the circular economy.

Material → Passport → Market → Credit

SMX believes this progression can provide an infrastructure for the next generation of plastics circularity — where physical materials, trusted data, verified real-world assets and circularity credits can operate as parts of the same connected system.

[end]

RELATED SMX ANNOUNCEMENTS

SMX Announces Launch of Its Digital Material Passport Platform, Enabling Real-World Asset Tokenisation and Global Material Traceability – April 6, 2026

https://www.accessnewswire.com/newsroom/en/blockchain-and-cryptocurrency/smx-announces-launch-of-its-digital-material-passport-platform-enabli-1155002

The Age of Parity – May 8, 2026

SMX Media Room: The Age of Parity | Nasdaq

The New Age of Parity: The Way to a Global Standard of Plastic with SMX – May 14, 2026

SMX Media Room: The New Age of Parity: The Way to a Global Standard of Plastic with SMX

SMX: The Age of Parity Is Permanent – And Certified Recycled Plastic Has Emerged as Its Economic Outcome – June 22, 2026

SMX Media Room: SMX: The Age of Parity Is Permanent - And Certified Recycled Plastic Has Emerged as Its Economic Outcome

Digital Product Passports Move From Concept to Reality, SMX Brings Physical Materials Into the Digital Economy – August 27, 2026

https://www.accessnewswire.com/newsroom/en/business-and-professional-services/digital-product-passports-move-from-concept-to-reality-smx-bring-1213112

For further information contact:

SMX GENERAL ENQUIRIES	Follow us through our social channel @secmattersltd
E: info@securitymattersltd.com	@smx.tech

About SMX

As global businesses face new and complex challenges relating to carbon neutrality and meeting new governmental and regional regulations and standards, SMX is able to offer players along the value chain access to its marking, tracking, measuring and digital platform technology to transition more successfully to a low-carbon economy.

Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “will,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this press release may include, for example: the development, implementation and market acceptance of SMX’s four-layer Digital Material Passport Platform (DMPP) for plastics, including its Material, Passport, Market and Credit layers; the development and potential commercialization of Plastic Circularity Credits and related trading infrastructure; illustrative market scenarios and projections regarding virgin and recycled plastic pricing, including any estimates of potential cost advantages for recycled materials; successful launch and implementation of SMX’s joint projects with manufacturers and other supply chain participants of steel, rubber and other materials; changes in SMX’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; SMX’s ability to develop and launch new products and services, including its planned Plastic Cycle Token; SMX’s ability to successfully and efficiently integrate future expansion plans and opportunities; SMX’s ability to grow its business in a cost-effective manner; SMX’s product development timeline and estimated research and development costs; the implementation, market acceptance and success of SMX’s business model; developments and projections relating to SMX’s competitors and industry; and SMX’s approach and goals with respect to technology. These forward-looking statements are based on information available as of the date of this press release, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include: the ability to maintain the listing of the Company’s shares on Nasdaq; changes in applicable laws or regulations; the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; the risk of downturns and the possibility of rapid change in the highly competitive industry in which SMX operates; the risk that SMX and its current and future collaborators are unable to successfully develop and commercialize SMX’s products or services, or experience significant delays in doing so; the risk that the Company may never achieve or sustain profitability; the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all; the risk that the Company experiences difficulties in managing its growth and expanding operations; the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations; the risk that SMX is unable to secure or protect its intellectual property; the possibility that SMX may be adversely affected by other economic, business, and/or competitive factors; and other risks and uncertainties described in SMX’s filings from time to time with the Securities and Exchange Commission.